FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item

1	Power point presentation regarding the merger of bank Zachodni WBK and Kredyt Bank in Poland.

Merger of Merger of BZ WBK and Kredyt Bank February 2012

Disclaimer This Investor Presentation contains forward-looking statements. These forward looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance resulting from and following the implementation of the transaction. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance. Among the factors that could cause actual results to differ materially from those described in the forward looking statements are factors relating to Santander’s ability to successfully realise expected synergies from the proposed merger of Bank Zachodni S.A. and Kredyt Bank S.A., and changes in global, political, economic, business, competitive, market and regulatory forces, as well as those factors described under the headings ‘Risk Factors’ and ‘Operating and Financial Review and Prospects’ in Santander’s annual report on Form 20-F for the year ended December 31, 2010, as filed with the US Securities and Exchange Commission. Statements as to historical performance are not intended to mean that future performance for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits of the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Bank Zachodni S.A. or in any other securities or investments whatsoever. This presentation is directed only at persons who (i) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the U.K. Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the “Order”) or (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Order or (iii) are outside the United Kingdom (all such persons being referred as “relevant persons”). This presentation must not be acted on or relied on by persons who are not relevant persons. This presentation is not intended for distribution to, or use by any person or entity in any jurisdiction or country where such distribution or use would be contrary to local law or regulation or where such distribution would require any filing or registration to be made. The proposed merger of Bank Zachodni WBK S.A. and Kredyt Bank S.A. will be conducted in full compliance with relevant provisions of Polish law. The information contained herein is provided solely for informational purposes and does not constitute any firm financial projections, nor offer for sale or subscription of or solicitation or invitation of any offer to buy or subscribe for any securities in any jurisdiction. This presentation is not an offer to sell any securities in the United States nor in any other jurisdiction and it is not soliciting an offer to buy the securities. The shares of Bank Zachodni WBK S.A. have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The securities of Bank Zachodni WBK S.A. to be issued in connection with the merger will solely be offered in Poland and the proposed merger will be conducted on the basis of an information memorandum or other offering circular to be published in Poland by the issuer in connection with such offering and merger. Any such information memorandum or offering circular will be available free of charge as of a date yet to be determined in the offices of the issuer. Investors in jurisdictions other than Poland may be subject to restrictions and may not be able to receive securities to be issued in connection with the merger.

Description of the transaction Strategic rationale Financial impact The New BZ is a very compelling story Summary

Merger of BZ WBK and Kredyt Bank – Description of the transaction Santander and KBC have reached an agreement to merge BZ WBK and Kredyt Bank in Poland for a total combined value of PLN 20.8 bn equivalent to EUR 5 bn The agreement is based on an exchange ratio of 6.96x BZ WBK shares (PLN 226.4 per share) for each 100 shares of Kredyt Bank (PLN 15.75 per share). As a result of the transaction, the shareholding structure will be Santander 76.5%, KBC 16.4% and 7.1% other minority investors. Santander has committed to help to lower KBC’s stake from 16.4% to below 10% in the combined entity after the merger ??Santander and KBC are looking into incorporating investors that have already shown interest in a potential placing ??Santander will acquire up to a maximum of 5% of the combined entity at 226.4 PLN per share ??KBC’s stake will be below 10% Proforma BZ WBK As a result of the transaction Santander will hold 76.5% and KBC 16.4% Santander increases its stake by no more than 5% and the remainder will be placed in the market to investors Value PLN 20.8bn EUR 5.0bn 16.4% KBC of which SAN acquires max 5.0% Note: Assumes 4,18 EUR/PLN throughout all the presentation

Merger of BZ WBK and Kredyt Bank – Other considerations/ Agreements KBC will provide funding in CHF for 3 years(A) maintaining similar terms & conditions Kredyt Bank will continue to distribute KBC TFI Funds In the context of this agreement, Santander has also agreed to acquire KBC’s consumer finance origination platform in Poland, Zagiel Shareholders agreement between KBC and Santander includes governance rights granted to KBC (among others Supervisory board representation and protective rights) (A) 1,5bn through a swap structure

Overview of Kredyt Bank combined with BZ WBK Combined PLN m Kredyt Bank BZ WBK Combined EUR—Total Assets 42,003 59,873 101,876 24,372—Gross Loans 30,494 39,432 69,926 16,729 Balance Sheet (4Q 2011) 17,912—Customer Deposits 28,043 46,829 74,872—Shareholders’ 3,066 7,356 10,422 2,493 Equity Net Income (A)—2011 293 (A) 1,273 (A) 1,566 375—Employees 4,963 9,383 14,346 14,346 Other—Branches 373 526 899 899—Clients 1.1m 2.4m 3.5m 3.5m Asset (B)—AuM 4,397 7,805 12,202 2,919 Management ts KBC TFI funds distributed by KB

Expected timetable 1Q 2 1Q 2012 2Q 2012 3Q 2012 4Q 2012 Signing of agreements Merger announcement Preparation of the merger plan together with all filing attachments, merger plan agreed by both approval l

Description of the transaction Strategic rationale Financial impact The New BZ is a very compelling story Summary

A strategically compelling transaction Increased presence in Poland, an attractive market, with significant growth potential, that fits very well in Santander’s business portfolio ??Further potential to grow in a stable, underpenetrated and large market that Santander knows well Improved critical mass: clear top 3 market position, with a highly complementary business mix ??Achieve market share close to 10% ??The new entity will have a strong balance sheet Stable of 90%(A)) o funding profile (L/D o Strong capitalisation pro-forma (2012E total capital of 14.7%, core capital of 12.2%) Significant cost and revenue synergies, leveraging on Santander’s group best practices ??Improve efficiency and eliminate duplications ??Productivity enhancement by combining complementary networks (A) Net Loans to Deposits. 84% adjusted for CHF 1,5bn of funding provided by KBC

1 Increased presence in Poland 10 Poland is an attractive market as it offers strong and stable growth expectations… Evolution of Real GDP 150 Rebased to 100 in 2006 (A) 139 Poland 140 130 120 118 113 EU New Member States (ex Poland) (C) 110 103 EU-15 Member 104 States (B) 100 100 90 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Source: EIU as of 24 February 2012. (A) GDP in US$ at 2005 prices. (B) EU 15 includes Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, Netherlands, Portugal, Spain, Sweden, UK (C)Incl. Cyprus, Czech Rep., Estonia, Hungary, Latvia, Lithuania, Slovakia, Slovenia.

1 Increased presence in Poland 11 …and ranks well in terms of size, stability and growth: c.40m population Pol is the largest market in ‘New Significant under-penetration of Europe’… banking business Bulgaria Loans/GDP for selected emerging markets – 2010 (B) Slovenia 5% 6% 146% Slovakia 7% Poland 130% 35% …representing Romania 115% 11% 35% of the region’s total banking assets… 86% Hungary 73% 15% Czech Rep. 53% 56% 57% 21% 46% Hungary 25% 29% Bulgaria 4% 5% Slovakia 8% Chile15 Poland Mexico Poland Czech Brazil China EU 45% … and 45% of its Indonesia Romania Republic Hungary Malaysia Net Income (A) 9,196 2,908 7,535 12,280 18,767 11,228 12,845 11,904 8,417 4,517 37,930 Czech Rep. 38% Nominal GDP / capita 2010 (US$) Source:EIU as of 24 February 2012, Worldbank, Raiffeisen Research. (A) Data as of 2010. Net income calculation excl. Slovenia and Romania due to negative income in 2010. (B) Domestic credit to private sector (% of GDP).

2 Improved critical mass 12 The deal creates the top 3 bank by all measures and closing the gap to the market leaders… Business volumes (PLN bn) (A) Market shares (1H 2011) PKO 298 #3 Banks TOTAL DEPOSITS 6.2% 3.4% 9.6% Pekao 209 Large Combined 162 #3 #2 AuM (Mutual Funds) 8.1% 3.9% 12.0% BRE Bank 116 #3 BZ WBK 100 #4 TOTAL GROSS LOANS 4.6% 3.4% 8.0% ING Bank 90 Banks Mortgages 2.7% 5.8% 8.5% Significantly Getin Noble 88 Sized improved retail—profile Millennium 81 Consumer Loans 3.2% 2.7% 5.9% Medium Kredyt Bank 62 #8 Enhancing Bank BPH 50 Corporate Loans incl. 6.3% 2.0% 8.3% Leasing corporate / SME Handlow y 33 position Pro Forma BZ WBK Kredyt Bank …consistent with Santander’s “vertical strategy”: strong presence in a selected number of core markets Source:Company data, KNF, IFZA. (A) Includes Gross loans, deposits and mutual funds (3Q2011).

2 Improved critical mass 13 Enhancing distribution network reaching a combined 899 branches present in all Polish regions and having the opportunity to rationalise branch overlap BZ WBK focused on Southwest and West, Kredyt Bank Branches presence (A) well spread BZ WBK branches network: 526 Combined network: 899 Kredyt Bank branches network: 373 Banks PKO 1,201 Pekao 1,000 Gda3sk 32 32 Large 25 9 8 10 Combined 899 #3 Pomorskie Zachodnio- Warmi3sko-Pomorskie Mazurskie (B) 30 16 6 17 BZ WBK 526 #3 Szczecin Kujawsko- Mazowieckie Podlaskie Pozna3 Pomorskie 71 70 Millennium 440 24 6 92 31 Lód3 Warsaw ING Bank Lubuskie 439 Wielkopolskie Lublin 25 25 Wroclaw 7 21 Banks Kredyt Bank 373 #6 Dolno3l3skie Opolskie Lódzkie Cz3stochowa7 10 Lubelskie 92 33 Sized 19 9 3wi3tokrzyskie—Getin Noble 303 48 31 7 12 3l3skie Kraków Podkarpackie Bank BPH 287 BZ WBK 33 41 Medium Kredyt Bank Malopolskie BRE Bank 281 GDP per capita by region Handlow y 149 17 20 25 30 50 ‘000 PLN Source: SNL. Latest available company information. Total numbers of branches as per SNL may not equal to total number of branches reported due to SNL methodology. (A) Excluding agencies / franchise network. (B) BZ WBK excluding 96 agencies.

14 3 Significant synergy potential: costs High potential to improve efficiency leveraging on BZ WBK cost management expertise Cost / Income Ratio (9M 2011) 66% 63% 60% 61% 58% 50% 48% 47% 41% 34% Getin Noble PKO BZ WBK Pekao BRE ING Bank Handlowy Millennium Kredyt Bank BPH Bank Source:Company data

15 3 Significant synergy potential: costs Key Cost Synergies Drivers ??Potential to improve operating efficiency by Expected leveraging Santander Group’s and BZ WBK’s efficiency capabilities and best practices: improvements ??Apply Santander’s cost management best practices by 2015: to reduce marketing and administrative expenses ??Leverage Santander Group’s economies of scale PLN 322m (e.g. joint purchasing) before tax ??Optimization of combined branch network (ca. 12% of the ??One single IT platform combined ??Benefit from Santander Group’s global units to 2011PF cost improve cost efficiencies base)

16 3 Significant synergy potential: revenues KB market share below “natural market level” in Net Interest Income and Net Commission Income as corporate and SMEs % of Average Assets (9M 2011) Market shares (1H 2011) Net F&C Income / Avg. Assets Net Interest Income / Avg. Assets 5.8% 5.3% . 1% 9% 6 . 4% 5 5 . 9% 4 . . 1% 3.9% 6% 4 . 5% 4% 3 1% 2% 3 . . 7% . 3 . 3 . 3 1% 4 3 . 6% 2 . 3% 2.7% 3% 2 . 7% 2.4% 2 . . 4% 2 1.9% . 7% 5% 2 7% 8% . . . 1 1 . 2% 1 1 9% . 7% . 1 0 0 . 0.7% WBK PKO Bank Bank Bank BZ Pekao Handlowy ING BRE Millennium Kredyt Branches Mortgages Consumer SME Loans Corporate Leasing Mutual Corporate Banks Corporate and Retail Banks Loans Loans Funds Retail Banks Source:Company data

17 3 Significant synergy potential: revenues Key Revenue Synergies Drivers Potential to leverage on BZ WBK best practices to Expected exploit revenues opportunities in segments currently productivity under-penetrated: improvements ??Insurance & asset management exploitation by 2015: – Potential to increase insurance productivity PLN 114m – Leverage BZ WBK Asset Management business before tax to increase market share and pricing levels Cross-selling opportunities (ca. % 2 of the ??combined ??Enhanced pricing policy and product mix 2011PF FX income improvement through increase in KB revenue base) ? trading income

Significant synergy potential 18 3 After synergies, there would still be room for improvement due to the “market power” of the combined KB and BZ Commission / Branch (PLN mn) Net Income / Business Volume (%) 2015E 2015E +75% 1.9% 3.48 2.0x 1.1% 1.66 1.09 KB before KB with Synergies BZ KB with Synergies BZ KB Pre- KB Post- KB Post- Synergies BZ BZ Synergies Synergies Synergies

Description of the transaction Strategic rationale Financial impact The New BZ is a very compelling story Summary

20 Valuation underpinned by synergy potential Fair value of transaction multiples in terms of P/BV… Average peers (excl. BZ and KB): 1.7x 2.4x 2.0x 2.0x 1.8x 1.6x 1.6x 1.4x 1.2x BZ WBK Bank Pekao PKO BP ING Bank BRE Bank Citi Handlowy Kredyt Bank @ Millennium PLN15,75 …and attractive in terms of P/E with fully phased in synergies P/E 2012 Average peers (excl. BZ and KB): 12.7x 15.6x 14.1x 13.5x 12.8x 12.8x 12.4x 12.3x 10.9x 6.9x Kredyt Bank Bank Pekao Citi BRE Bank BZ WBK ING Bank Millennium PKO BP Kredyt Bank Standalone Handlowy @ PLN15,75 @ PLN15,75 with syn. Source: Bloomberg as of 27 February 2012.

Financial impacts: the deal is attractive by all financial metrics for both BZ and SAN shareholders 2011E 2012E 2013E 2014E 2015E PLN million PF PF Year 1 Year 2 Year 3 BZ WBK net income business 1,273 1,477 1,741 2,002 2,308 plan Kredyt Bank net income 293 275 320 369 412 business plan After-tax Synergies 56 226 349 Net income from combined 1,566 1,752 2,118 2,597 3,069 entity BZ WBK shareholders’ EPS (3%) 3% 6% accretion Santander earnings accretion € 3 m € 36 m € 58 m (€ mn) RoI (A) 8.8% 13.9% 17.8% Core capital impact for Santander below 5bp Note: Based on business plan elaborated by Shareholders. Assuming a 81.5% interest from SAN in the combined entity (76.5%+5% maximum) (A) Based on a total value of PLN 4,279 for KB and net income for KB including synergies

Description of the transaction Strategic rationale Financial impact The New BZ is a very compelling story Summary

23 The new bank would clearly reinforce its position as Top 3 in terms of distribution network … 1,201 1,000 x 2 899 440 439 303 287 281 149 PKO BP Bank Pekao Combined Millenium ING Bank Getin Noble Bank BPH BRE Bank Citi Handlowy Large Banks Medium-Sized Banks Note: Latest available data, excluding agencies

.with potential to improve its commercial performance and accelerate 24 revenue growth (consumer loans,SME loans, leasing, among others) Market Shares Pro-forma (%) ¹ (A) Market share below its “natural level” with sizeable gap and improvement potential (A) Excludes agencies

We have a proven track record of efficiency and profitability, and we are able to take advantage of this opportunity BZ WBK has consistently outperformed its closest peers both in terms *of profit growth and profitabiliy Net income (2004 = 100) ROE(A) (B) BZ WBK PEERS’ MEDIAN BZ WBK PEERS’ MEDIAN 300 35.0% 30.0% 250 25.0% 200 20.0% 15.0% 150 10.0% 100 5.0% 2004 2005 2006 2007 2008 2009 2010 2011 2005 2006 2007 2008 2009 2010 2011 Source: Company information, Bloomberg. (A) Annualised net profit attributable to the shareholders (4 consecutive quarters) to the quarterly average of equity calculated based on total equity at the end of five consecutive quarters, net of the current period profit, non-controlling interests and dividend due to shareholders (B) ROE for BZ WBK for 2011 excluding ones-off adjustment.

Our goal is to deliver annual growth rates of 15-20% over the next four 26 years Net Income (PLN million) EUR 734 m 3,069 Synergies 18% CAGR KB Standalone 2,597 BZ Standalone 2,118 1,752 1,566 2011A 2012E 2013E 2014E 2015E Source: Based on business plan elaborated by shareholders

The new bank will trade pro-forma at attractive 27 multiples given its growth and upside potential P/E- 2013E(A) Market Cap/Branch(B) Avg Banking sector: 11.4x Avg Banking sector: €8.9m 33% upside potential vs. € 16.0m 12.5x 12.5x top players 63% upside potential vs. 11.2x top players 11.1x 11.0x € 10.8m € 9.7m 9.8x € 8.6m 8.6x € 6.0m € 5.5m € 2.9m Source: Bloomberg as of 27 Feb 2012 (A) Based on proforma transaction valuations (€5,0bn) and full run rate synergies of PLN 349 post tax; combined multiples not included in average calculation (B) Does not include agencies

With significantly improved free-float and liquidity 28 Free float (PLN mn) 49% 20,941 36% 14,521 18% (A) 25% 3,831 25% 25% 3,139 2,771 47% 2,489 29% 1,886 1,551 4% 11% 20% 650 633 364 PKO BP Bank Pekao Combined BRE Bank ING Bank Citi Get Bank Millennium Kredyt Bank BZ WBK New BPH Handlowy 42,938 40,617 20,823 12,631 11,085 9,956 4,019 5,261 3,249 16,873 3,356 Medium-Sized Banks Market cap. Large Banks Source: Bankier.pl and Bloomberg as of 27 Feb 2012. (A) Assuming Santander acquires up to a maximum of 5% of KBC’s stake to lower it below 10%, and places the remainder in the market to investors, plus 9.9% from KBC as financial investor

Description of the transaction Strategic rationale Financial impact The New BZ is a very compelling story Summary

Summary The merger of BZ WBK with Kredyt Bank has a strong rationale… ??Consistency with Santander’s strategy to increase weight of high growth core markets as Poland ??Improved critical mass: creation of the 3rd largest Polish bank and positioning of BZ WBK among the end-game winners in a fragmented market ??Good complementarity between both franchises: creation of a well-balanced diversified commercial bank as a result of Kredyt Bank’s retail focus Significant opportunity for growth and enhanced profitability: strong synergy ??potential from combining BZ WBK and Kredyt Bank by eliminating duplications and leveraging on Santander’s best practices ??For Santander the transaction will be EPS and value accretive; with an attractive ROI; and almost capital neutral The combined entity will be a unique investment opportunity in terms of ??scale, positioning, profitability, upside potential and higher liquid stock with a proven track record and attractive valuation

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: February 28, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President